                                                                     Dillard's, Inc.
                                                                   1600 Cantrell Road
                                                               Little Rock, Arkansas 72201

                                                                                                                         March 14, 2002

            Securities and Exchange Commission
            450 Fifth Street, N.W.
            Washington, D.C. 20549
            Attn:  Assistant Director Office No. 2 staff

                       Re:        Dillard's, Inc.
                                  Registration of Securities on Form 8-A12(g) (File No. 000-49665)
                                  Application for Withdrawal

            To whom it may concern:

                       Dillard's, Inc. (the "Company") hereby requests that the Commission take appropriate action to withdraw the
            Preferred Share Purchase Rights registered under the Company's Registration of Securities on Form 8-A12(g) (File No.
            000-49665), which was originally filed with the Commission on March 6, 2002.  The Company's CIK Code is 0000028917.

                       If you have any questions with respect to this matter, please contact Stephanie Dattilo of Simpson Thacher &
            Bartlett at (212) 455-7915.

                                                                       Sincerely,

                                                                       Dillard's, Inc.

                                                                       /s/ James I. Freeman
                                                                       Name: James I. Freeman
                                                                       Title: Senior Vice President